ABF Capital Corporation
                                 2 Winthrop Lane
                           Scarsdale, New York, 10583
                                 (914) 725-5474

VIA EDGAR                                                  August 9, 2006

United States Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporate Finance 100 F Street N.E.
Washington, D.C. 20549
Attention: Michael E. Karney-Branch Chief-Legal

Re: ABF Capital Corporation Registration Statement on Form 10-SB
    (File No. 1-32184)

Ladies and Gentlemen:

         Reference is made to the above captioned registration statement filed by ABF Capital Corporation (the "Registrant") with the Securities Exchange Commission on May 14, 2004 and amended on September 29, 2004 (the "Registration Statement"). The Registration Statement was filed under Section 12B of The Securities Exchange Act of 1934, however, the header on the May 14, 2004 filing set forth that it was being filed on Form 10-SB12 under Section 12(b) and the amended filing of September 29, 2004 set forth that it was being filed on Form 10-SB12 under Section 12(g), creating confusion as to the staffs comments and the Registrants responses thereto. In order to clarify the filings and remove any confusion relating thereto, the Registrant has determined to withdraw the Registration Statement and re-file on the proper form. The Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

         Please do not hesitate to call the undersigned at (914) 725-5474 or William Ruffa of Ruffa & Ruffa P.C. at (212) 355-0606 with any questions you may have regarding this letter.


                                                     Very truly yours,
                                                     ABF Capital Corporation


                                                     By:/s/Adolph Weissman
                                                     President
Cc: Securities and Exchange Commission
         Goldie B. Walker
       Ruffa & Ruffa, P.C.
         William Ruffa